                                                                     EXHIBIT 4.2



                        BAY APARTMENT COMMUNITIES, INC.
                              (the "Corporation")

                              AMENDMENT TO BYLAWS



         On March 3, 1998, the Board of Directors of the Corporation unanimously resolved to amend the Bylaws of the Corporation by deleting therefrom ARTICLE I, Section 1.04 and inserting the following in lieu thereof:

               "1.04   SPECIAL MEETINGS. The Chairman of the Board of Directors
         (the "Chairman of the Board"), the President or a majority of the Board of Directors may call special meetings of the Stockholders. In addition, the Secretary of the Corporation shall call a special meeting of the Stockholders on the written request of Stockholders entitled to cast a majority of all the votes entitled to be cast at the meeting. Such request shall state the purpose or purposes of such meeting and the matters proposed to be acted on thereat. Notwithstanding the preceding sentence, unless requested by Stockholders entitled to cast a majority of all the votes entitled to be cast at the meeting, a special meeting need not be called to consider any matter which is substantially the same as a matter voted on at any special meeting of the Stockholders held during the preceding twelve (12) months. The date, time, place and record date for any special meeting, including a special meeting called at the request of Stockholders, shall be established by the Board of Directors or officer calling the same."